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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69158

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___7/1/2024___ AND ENDING ___6/30/2025___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___KPG Capital Partners LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1389 Center Drive, Suite 200

                            (No. and Street)

Park City	**UT**	**84098**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shauna Bushman	**212-588-8889**	Sbushman@kpgcapitalpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs, P.C.

(Name – if individual, state last, first, and middle name)

3535 Roswell Rd. Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ **Shauna Bushman** _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __**KPG Capital Partners LLC**_____, as of _____ **June 30** _____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
KRISTIE BAIR
COMM. # 726664
MY COMMISSION EXPIRES
SEPTEMBER 12, 2026
STATE OF UTAH

Notary Public

Signature: _Shauna Bushman_

Title: **CCO**

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPG Capital Partners, LLC

FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEC RULE 17a-5
AS OF
JUNE 30, 2025

KPG Capital Partners, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm   1

Financial Statement:

    Statement of Financial Condition   2

Notes to Financial Statement   3 - 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
KPG Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KPG Capital Partners, LLC as of June 30, 2025 and the related notes. (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of KPG Capital Partners, LLC as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of KPG Capital Partners, LLC 's management. Our responsibility is to express an opinion on KPG Capital Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as KPG Capital Partners, LLC's auditor since 2023.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
August 29, 2025

KPG Capital Partners, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Cash and cash equivalents	$	322,814
Accounts receivable		694,569
Prepaid expenses and other assets		37,563
Total assets		1,054,946

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	30,118
Deferred revenue		31,018
Total liabilities		61,136

MEMBER'S EQUITY		993,810
Total liabilities and member's equity	$	1,054,946

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

KPG Capital Partners, LLC (the "Company") was formed on December 16, 2011 as a Delaware limited liability company. As a limited liability company, the member's liability is limited to its equity contributions. The Company began operations as a broker dealer on March 27, 2013 and is a member of the Financial Industry Regulatory Authority, Inc. The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 of SEC Release 34-70073. The Company introduces investors to various investment partnerships. The managers of such investments vehicles usually pay the Company a contracted percentage for their management fees and/or incentive allocations, for as long as such managers receive fees or allocations from contracted investors.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions. The Company did not hold any cash equivalents as of June 30, 2025.

Income taxes – The Company is a single member limited liability company, and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the member for income tax purposes, accordingly, no provision for tax is provided, in accordance with GAAP.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, Income Taxes. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. At June 30, 2025, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing re-evaluation as facts and circumstances dictate.

Use of estimates - The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Leases – The Company accounts for its leases in accordance with FASB ASC 842. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. The Company was committed under a lease agreement for office space in Park City, Utah, which was due to expire November 30, 2023. The Company negotiated a revised term beginning June 1, 2023 through May 31, 2024 for reduced office space in the same building for $300 per month. Effective June 1, 2024, this revised lease term was extended through May 31, 2025 and terminated at such date. The Company entered into another month-to-month lease for office space commencing August 2024. Rent expense under the above-mentioned leases totaled $14,315 for the year ended June 30, 2025 and is shown on the accompanying Statement of Operations.

2. Significant Accounting Policies (continued)

Accounts receivable and allowance for credit losses - Accounts receivable, carried at amortized cost, are valued based on estimates as determined by management within information obtained from the fund managers. Any differences between actual amounts received in a subsequent period and the amounts recorded as receivable at the end of the prior period are recorded as an adjustment to revenue in the subsequent period.

In accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), certain financial assets measured at amortized cost are required to have a current expected credits loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The Company's expectation is that the credit risk associated with accounts receivable is that any client with which it conducts business is unable to fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the accounts receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of the year ended June 30, 2025.

The accounts receivable balance as of July 1, 2024 was $412,323. The accounts receivable balance as of June 30, 2025 is $694,569, which is derived of referral fees, incentive fees, and engagement fees.

The Company is evaluating new accounting standards and will implement as required.

3. Revenue From Contracts with Customers

Significant Judgments

The Company recognizes revenue in accordance with FASB ASC 606. As such, revenue is recognized based on the assessment of individual contract terms, when performance obligations are met and there are no uncertainties surrounding collection. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

Referral Fees and Incentive Fees

The Company earns referral fees and incentive fees based on contracted percentages of management fees and incentive fees earned by investment managers on vehicles that the Company introduces to investors. The Company believes that the performance obligation occurs at the time the investor purchases interest in the investment vehicle and is fulfilled on the date the initial investment is completed, since that is when the fees and significant terms of the investment are agreed upon by the investor and the Company's client, and the risks and rewards of ownership of the securities have been transferred to the investor, though fees are usually earned for the duration of each investor's investment. Referral Fees consist of: (1) fees the Company receives from its investment manager client, based on a percentage of the management fees its client receives from a Company-referred investor, calculated on the net asset value of the investment as of each month-end but paid to the Company usually quarterly; and/or (2) fees the Company receives from its investment manager client based on a percentage of a Company-referred investor's capital commitment that may be paid at intervals as specified in its written agreement. Incentive fees are a percentage of investment performance of Company-referred investors that are calculated as of each month-end but usually paid to the Company on an annual basis based on the investment performance for the calendar year, unless a redemption of investment has occurred prior. Incentive fees are subject to a provision whereby negative investment performance within a given

3. Revenue From Contracts with Customers (continued)

month reduces the cumulative incentive fee for the year, until realization of the incentive fee becomes known with certainty based on year-end performance. These performance-based fees are considered variable consideration and are therefore recognized by the company once it determines that it is probable that a significant revenue reversal will not occur. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund, and the investor activities are known, which are usually monthly, quarterly or annually. Fees recognized in the current period may be related to performance obligations that have been satisfied in prior periods, but were uncertain as to amount because of contingencies in investment performance.

Other Fee Income

The Company provides services to assist investment managers and possibly other clients, for which the Company receives other fee income not included in the aforementioned fees. For many of its investment manager clients, the Company will receive an Engagement Fee for these services, which include assisting in various projects for the purpose of solicitation of investors for the investment vehicles the investment manager is raising funds for. Engagement Fee income consists of retainers recognized upon satisfaction of performance obligations. These fees are recognized as revenue over time since the investor simultaneously receives and consumes the economic benefits of the services. All other fee income reported during the year-ended June 30 2025 is from Engagement Fees.

The Company may also earn fees for referring non-securities related products, such revenue is included in "Other fee income – non-securities" on the accompanying Statement of Operations, and is recognized in a manner consistent with referral fees as described in "*Referral Fees and Incentive Fees*" above.

4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2025, the Company had net capital of $261,678 which was $256,678 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.234 to 1.

5.   Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to

5.   Indemnifications (continued)

make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6.   Risks and Concentrations

Credit Risk Concentration

Financial instruments that potentially subject the Company to concentration of credit risk consists principally of cash and cash equivalents. The Company places its cash with high-credit quality financial institutions. From time to time, the Company may have amounts in deposit in excess of the Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on its cash equivalents.

Revenue Concentration

For the year ended June 30, 2025, revenue from three clients individually exceeded 10% of total revenue and represented approximately 58% of total revenue in the aggregate (36%, 11% and 11% respectively). As of June 30, 2025, accounts receivable from two clients individually exceeded 10% of total accounts receivable and represented approximately 60% of accounts receivable in the aggregate (40% and 20% respectively).

7.   Related Party Transactions

From time to time, the Company reimburses its sole member for expenses paid on behalf of the Company. The amount paid for reimbursements to the member during the year ended June 30, 2025 was $51,012 and is included in the appropriate expense classification on the accompanying Statement of Operations. There was no payable to the member at June 30, 2025.

8.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, as noted in the "Nature of business" section of Note 1. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who primarily uses net income to evaluate the results of the business. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

9.   Subsequent Events

The Company has evaluated events that have occurred through August 29, 2025, the date of the filing of this report. There were no material events or transactions occurring during the subsequent event reporting period which required recognition or disclosure in the financial statements.